BY EDGAR

Chadwick Mills

T: (650) 843-5654

cmills@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by ACELYRIN, INC.

In connection with its Registration Statement on Form S-1 (File No. 333-271244)

April 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

                  Suzanne Hayes

                  Ibolya Ignat

                  Vanessa Robertson

Re:	ACELYRIN, INC.

Registration Statement on Form S-1

Filed April 13, 2023

File No. 333-271244

Ladies and Gentlemen:

On behalf of ACELYRIN, INC. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2023 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on February 10, 2023, resubmitted to the Commission on March 24, 2023, and filed with the Commission on April 13, 2023 (the “Registration Statement”). This supplemental letter addresses comment 11 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Two

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation Expense and “—Determination of Fair Value of Common Stock” appearing on pages 121 through 122 of the Registration Statement.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of the common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) of the Company’s common stock for its IPO. The Preliminary Price Range does not reflect the impact of a reverse stock split of its common (currently anticipated to be at a ratio of 1-for-[***]), which reverse stock split will be effected prior to the filing of and reflected in an amendment to the Registration Statement taking place before the commencement of the road show. On a post-reverse stock split basis, the Preliminary Price Range is estimated to be $[***] to $[***] per share. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and the lead underwriters for its IPO. Among the factors that were considered in estimating the Preliminary Price Range were the following:

•	the Company’s financial position and prospects;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•

feedback from potential investors following “testing the waters” meetings that occurred in March 2023 and April 2023, which suggested that there was investor interest in the Company at a step-up in valuation; and

•	the recent financial performance of IPOs of companies in the industry in which the Company operates.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Preliminary Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Three

Summary of Recent Equity Awards

From January 1, 2022 to date, the Company has issued the following equity awards to its employees, consultants and members of its Board, in the form of options to purchase shares of common stock, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”):

Grant Date	Number of Shares Underlying Equity Awards		Type of Award	Exercise/ Purchase Price Per Share			Estimated Common Stock Fair Value Per Share on Date of Grant
January 20, 2022	[	***]	Stock Options	$	[	***]	$	[	***]
January 20, 2022	[	***]	RSAs		[	***]		[	***]
March 8, 2022	[	***]	Stock Options		[	***]		[	***]
March 8, 2022	[	***]	RSAs		[	***]		[	***]
March 8, 2022	[	***]	RSUs		[	***]		[	***]
June 27, 2022	[	***]	Stock Options		[	***]		[	***]
November 21, 2022	[	***]	Stock Options		[	***]		[	***]
November 21, 2022	[	***]	RSUs		[	***]		[	***]
December 1, 2022	[	***]	Stock Options		[	***]		[	***]
December 5, 2022	[	***]	Stock Options		[	***]		[	***]
February 28, 2023	[	***]	Stock Options		[	***]		[	***]
March 23, 2023	[	***]	Stock Options		[	***]		[	***]
April 7, 2023	[	***]	Stock Options	$	[	***]	$	[	***]

(1)	Includes options for the purchase of [***] shares of the Company’s stock that were forfeited in November 2022; no stock-based compensation expenses were recorded for this grant.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

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U.S. Securities and Exchange Commission

April 20, 2023

Page Four

Determination of Common Stock Fair Value Prior to IPO

As there has been no public market for the Company’s common stock prior to this offering, the estimated fair value of its common stock underlying its stock-based awards has been determined by the Board as of each grant date with input from management, considering its most recently available third-party valuations of common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. For dates on which there was not a contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

For valuations performed prior to December 31, 2021, in accordance with the Practice Aid, the Company determined the Option Pricing Method (“OPM”) was the most appropriate method for determining the fair value of its common stock based on our stage of development and other relevant factors. Within the OPM framework, the backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of stock, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the Board also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability (the “DLOM”) to its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations performed after December 31, 2021 in accordance with the Practice Aid, the Company determined the hybrid method was the most appropriate method for determining the fair value of its common stock based on its stage of development and other relevant factors. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the Company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. The DLOM is then applied to arrive at an indication of value for the common stock.

In addition to considering the results of independent third-party valuations, the Board considered various objective and subjective factors to determine the fair value of its common stock as of each grant date, including:

•

the prices at which the Company sold shares of its preferred stock and the superior rights, preferences and privileges of its preferred stock relative to those of its common stock at the time of each grant;

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Five

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

•	the Company’s stage of development and its business strategy, and material risks related to its business;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the competitive landscape for the Company’s product candidates;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and its preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, given prevailing market conditions; and

•	the economy in general.

Independent third-party valuations were performed at the following dates:

•	October 31, 2021;

•	September 9, 2022;

•	January 4, 2023;

•	March 3, 2023 and

•	March 27, 2023.

October 31, 2021 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s shares of common stock as of October 31, 2021. In considering valuation approaches, the Company relied on the OPM backsolve method to determine the implied equity value of the Company. Given the proximity of the Series B preferred stock financing to the valuation date, as well as the specific facts and circumstances surrounding the transaction and the Company’s stage of development, the OPM backsolve method was deemed an appropriate methodology to use in estimating the equity value of the Company. The Series B preferred stock financing closed on October 19, 2021 and on February 4, 2022 in two equal tranches. New and existing investors participated in Series B preferred stock financing. The Company used the OPM backsolve method to allocate equity value to outstanding equity securities. The Company selected [***] years expected time to liquidity, [***]% risk-free rate, and [***]% volatility based on the annual volatilities for the guideline public companies. The Company’s equity value was an estimated $[***] million on a marketable basis, including cash proceeds from both Series B redeemable convertible preferred stock tranches of $[***] million. As the Company’s shares were not freely tradeable, the Company estimated a DLOM of [***]% using the Finnerty Put Analysis, Protective and Asian Put Option Analysis, which was then applied to the common stock, resulting in a fair value of $[***] per share (the “October 2021 Valuation”).

January, March and June 2022 Grants

In January, March and June 2022, the Board granted options to purchase [***], [***] and [***] shares of common stock, respectively, with an exercise price of $[***] per share, which was the common stock fair value at each grant date. In January and March 2022, the Board granted [***] and [***] RSAs, respectively, and in March 2022, the Board granted [***] RSUs. In determining the fair value of the Company’s common stock, the Board considered the October 2021 Valuation, which included the second tranche of the Series B preferred stock financing that closed in February 2022. The Board determined that there were no significant changes from October 2021 to January 2022, March 2022 and June 2022 that would significantly impact the valuation of the Company and the value of its common stock. After licensing a therapeutic candidate, izokibep, from Affibody in August 2021, the Company’s operations were focused on transferring product development activities and clinical trials from Affibody to the Company, with the first clinical trial transferred in July 2022 to the Company.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Six

The Company’s management also performed a retrospective review of the fair value of its common stock from January 2022 until July 2022 when preparing the consolidated financial statements for the year ended December 31, 2022, and concluded that the fair value at each option grant date was reasonable taking into account the progress made by the Company to transition development and clinical activities from Affibody to the Company including overall stock market conditions overall and specifically, biotech companies index.

September 9, 2022 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of September 9, 2022. Given the expectation of the liquidity event taking place within a year from the valuation date, the Company utilized PWERM to estimate the fair value of the Company’s common stock, considering the scenarios of an IPO taking place on May 10, 2023 (“May 2023 IPO” scenario) with [***]% probability, an IPO taking place on September 30, 2023 (“September 2023 IPO” scenario) with [***]% probability or remaining private (the “Remain Private” scenario) with [***]% probability. Management estimated that the IPO value for the Company in the May 2023 IPO and September 2023 IPO scenarios would be approximately $[***] million and $[***] million, respectively, using a future IPO value per share of $[***] based on IPO data for recent IPO transactions in the biotechnology industry and a step-up analysis based on the most recent round of preferred financing of public biotechnology companies. A variety of companies that are similar to the Company were considered, including relevant companies to which the Company was expected to be compared to. For the Remain Private scenario, management estimated a [***]% probability of remaining private for approximately [***] years. Based on the range of possible exit scenarios under the Remain Private scenario, the allocation of OPM was determined to be an appropriate methodology and the current equity value of the Company using the OPM allocation analysis was determined to be approximately $[***] million based on the Company’s Series C preferred stock financing and $[***] price per share of Series C redeemable convertible preferred stock. To arrive at the current equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years term. In determining the estimated fair value of the Company’s common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company calculated a DLOM of [***]%, [***]% and [***]% for the May 2023 IPO, September 2023 IPO or the Remain Private scenarios, respectively, using the Finnerty, Asian and European Put analyses, which was then applied to the Company’s common stock, resulting in a fair value of $[***] per share (the “September 2022 Valuation”).

The key drivers in the increased price compared to the October 2021 Valuation included the following:

•

the closing of the Company’s Series C preferred stock financing in September 2022 at a price per share of $6.2201 for aggregate gross proceeds of $150.0 million. The Series C preferred stock financing was led by a new investor, with the Company’s existing investors also participating in the financing;

•	continued progress of the Company’s research and development programs; and

•	the Company’s plans for a near-term IPO.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Seven

November and December 2022 Grants

In November and December 2022, the Board granted options to purchase [***] and [***] shares of common stock, respectively, with an exercise price of $[***] per share. The exercise price of the November and December 2022 grants in the amount of $[***] per share was determined by the Board. In November 2022, the Board also granted [***] RSUs. In determining the fair value of the Company’s common stock, the Board considered the September 2022 Valuation, relevant business conditions and financial performance to date, and the absence of any changes that would materially impact the Company’s per share equity value since the time of the September 2022 Valuation.

January 4, 2023 Valuation

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of January 4, 2023. The Company continued using PWERM methodology to estimate the fair value of the Company’s common stock, considering the scenarios of an IPO taking place on June 12, 2023 (“June 2023 IPO” scenario), an IPO taking place on December 15, 2023 (“December 2023 IPO” scenario) or the Remain Private scenario. Probabilities of [***]%, [***]% and [***]% were assigned to the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively. Management estimated that the IPO value for the Company in the June 2023 IPO and December 2023 IPO scenarios would be approximately $[***] million and $[***] billion, respectively, using future IPO values per share of $[***] and $[***], respectively, based on recent IPO data for similar companies. For the Remain Private scenario, management estimated a [***]% probability of remaining private for approximately [***] years from the valuation date. Based on the range of possible exit scenarios under the Remain Private scenario, the allocation of OPM was determined to be an appropriate methodology and the current equity value using the OPM allocation analysis was determined to be approximately $[***] million based on the implied value of a share of Series C redeemable convertible preferred stock on a standalone basis. To arrive at the current equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***] years term. In determining the estimated fair value of the Company’s common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company calculated a DLOM of [***]%, [***]% and [***]% for the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively, using the Finnerty, Asian and European Put analyses, which was then applied to the Company’s common stock, resulting in a fair value of $[***] per share (the “January 2023 Valuation”).

The key drivers in the increased price compared to the September 2022 Valuation were continued progress toward a potential IPO and continued execution of the Company’s business objectives, including the closing of the acquisition of ValenzaBio, Inc. on January 4, 2023. The acquisition of ValenzaBio, Inc. added clinical and preclinical development programs to the Company’s pipeline.

February 2023 Grants

In February 2023, the Board granted options to purchase [***] shares of common stock with an exercise price of $[***] per share. For financial reporting purposes, the Company used the $[***] per share valuation as of March 3, 2023 of common stock described below. The Company considered that the initial confidential submission of the Registration Statement with the SEC was on February 10, 2023, the grants were issued on February 28, 2023 and there were no significant events from February 28, 2023 to March 3, 2023.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Eight

March 2023 Valuations

The Company, with the assistance of a third-party valuation firm, performed valuations of the Company’s common stock as of March 3, 2023 and March 27, 2023. The Company utilized PWERM to estimate the fair value of the Company’s common stock, considering the June 2023 IPO scenario, the December 2023 IPO scenario and the Remain Private scenario.

For the March 3, 2023 valuation, probabilities of [***]%, [***]% and [***]% were assigned to the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively. Management estimated that the IPO value for the Company in the June 2023 IPO and December 2023 IPO scenarios would be approximately $[***] million and $[***] billion, respectively, using future IPO values per share of $[***] and $[***], respectively, based on recent IPO data for similar companies. For the Remain Private scenario, management estimated a [***]% probability of remaining private for approximately [***] years from the valuation date. Based on the range of possible exit scenarios under the Remain Private scenario, the allocation of OPM was determined to be an appropriate methodology and the current equity value using the OPM allocation analysis was determined to be approximately $[***] million based on the implied value of a share of Series C redeemable convertible preferred stock on a standalone basis. To arrive at the current equity value under the Remain Private scenario, management used a [***]% risk-free rate, [***]% volatility and [***]years term. In determining the estimated fair value of the common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company calculated a DLOM of [***]%, [***]% and [***]% for the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively, using the Finnerty, Asian and European Put analyses, which was then applied to the Company’s common stock, resulting in a fair value of $[***] per share (the “March 3, 2023 Valuation”). The primary factors that resulted in an increase in the fair value of the common stock during this period were continued progress toward a potential IPO, including confidential filing with SEC on February 10, 2023, and continued execution of the Company’s business objectives.

For the March 27, 2023 valuation, the probabilities of [***]%, [***]% and [***]% were assigned to the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively. Management estimated that the IPO value for the Company in the June 2023 IPO and December 2023 IPO scenarios would be approximately $[***] million and $[***] billion, respectively, using future IPO values per share of $[***] and $[***], respectively, based on recent IPO data for similar companies. For the Remain Private scenario, management estimated a [***]% probability of remaining private for approximately [***] years from the valuation date. Based on the range of possible exit scenarios under the Remain Private scenario, the allocation of OPM was determined to be an appropriate methodology and the current equity value using the OPM allocation analysis was determined to be approximately $[***] million based on the implied value of a share of Series C redeemable convertible preferred stock on a standalone basis. To arrive at the current equity value under the Remain Private scenario, management used [***]% risk-free rate, [***]% volatility and [***] years term. In determining the estimated fair value of the common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Accordingly, the Company calculated a DLOM of [***]%, [***]% and [***]% for the June 2023 IPO, December 2023 IPO and the Remain Private scenarios, respectively, using the Finnerty, Asian and European Put analyses, which was then applied to the Company’s common stock, resulting in a fair value of $[***] per share (the “March 27, 2023 Valuation”). The primary factors that resulted in an increase in the fair value of the common stock during this period were continued progress toward a potential IPO, including the second confidential submission of the Registration Statement and responses to the SEC letter submitted to the SEC on March 24, 2023, and continued execution of the Company’s business objectives.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Nine

March and April 2023 Grants

In March 2023 and April 2023, the Board granted options to purchase [***] shares and [***] shares of common stock with exercise prices of $[***] and $[***] per share, respectively. For financial reporting purposes, the Company used the fair value of common stock from the March 27, 2023 Valuation. The Company considered that the second confidential Registration Statement was submitted and the response to the SEC letter was filed with the SEC on March 24, 2023, the grants were issued on March 23, 2023 and April 7, 2023 and there were no significant events from March 23, 2023 to April 7, 2023.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of March 27, 2023 of $[***] per share and the midpoint of the Preliminary Price Range provided above of approximately $[***] per share of its common stock is the result of the following developments that occurred subsequent to March 27, 2023.

•

The Preliminary Price Range represents a future price for the Company’s shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the shares of common stock as of March 27, 2023 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following an IPO. This illiquidity also accounts for a substantial difference between the estimated fair values of the shares of common stock from the April 2023 grants and the Preliminary Price Range. The Company respectfully submits that the DLOM ranging from [***]% to [***]% utilized in the March 27, 2023 Valuation is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its shares of common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of common stock of the Company and liquidation payments in preference to holders of shares of common stock ($[***] million as of December 31, 2022), as well as the right to participate with the holders of shares of common stock in all remaining proceeds (after the payment of all liquidation preferences) in the event of a liquidation. The Preliminary Price Range described assumes the conversion, on a share for share basis, of all of the Company’s redeemable convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of shares of common stock.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory approval for and commercialize product candidates in development.

•

The Board approving on January 23, 2023 the confidential submission of the Registration Statement and all supplements and amendments thereto, the advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on April 13, 2023.

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

April 20, 2023

Page Ten

•

The valuations of comparable companies that completed or launched IPOs during 2020 to date as well as such companies’ performance following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•

The additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the public filing of the Registration Statement with the Commission on April 13, 2023. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•

In determining the Preliminary Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis, including factors likely to affect the Company’s revenues and profitability, and relevant trading multiples. In contrast to the metrics used to determine the Preliminary Price Range, the valuations of ordinary shares were determined in accordance with the guidelines outlined in the Practice Aid as described herein and on pages 121 and 122 of the Registration Statement. The Company, in preparing its valuations of shares of common stock, generally applied analyses that estimated the fair value of the Company’s shares of common stock utilizing projected and historical financial data and a comparison of similar business and relevant acquisitions.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of common stock for financial reporting purposes is appropriate.

*     *     *

Please contact me at (650) 843-5654 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ Chadwick Mills

Chadwick Mills

Cooley LLP

cc:	Shao-Lee Lin, ACELYRIN, INC. Mina Kim, ACELYRIN, INC. Charles S. Kim, Cooley LLP Anitha Anne, Cooley LLP Alan F. Denenberg, Davis Polk & Wardwell LLP

FOIA Confidential Treatment Requested by ACELYRIN, INC.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com